UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Re-filing of 2004 Form 20-F

On 4 May 2005 Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company (the Registrants) filed an amended Annual Report on Form 20-F for the year ended 31 December 2004 with the U.S. Securities and Exchange Commission (SEC) in order to add certain supplemental information and correct a number of clerical and typographical errors, some of which have already been addressed in Form 6-K filed on 8 April 2005. The additional supplemental information has been added in response to recommendations made by the SEC staff based on their review of the original filing.

The main changes, in response to SEC staff comments on the original filing, are to clarify the meaning of the word "unaudited" on pages ii, 48 and G49 in relation to reserves and reserves-related information by means of a footnote and to provide further details on the monetary value of certain buy/sell contracts for each of the last three years (see pages 48, G2 and G9).

The Hague, 4 May 2005

Contact - Investor Relations

London: Continental Europe: USA:	Gerard Paulides Bart van der Steenstraten Harold Hatchett	+44 207 934 6287 +31 70 377 3996 +1 212 218 3112

Media Relations

International and UK: The Netherlands:	Stuart Bruseth Simon Buerk Lisa Givert Biana Ruakere Susan Shannon Herman Kievits	+44 207 934 6238 +44 207 934 3453 +44 207 934 2914 +44 207 934 4323 +44 207 934 3277 +31 70 377 8750

Disclaimer statement

This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources” and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 4 May 2005